Exhibit 21

Subsidiaries of Pennsylvania Commerce Bancorp, Inc.

Name of Business	Doing Business As	State of Incorporation

Commerce Bank / Harrisburg, N.A.	Commerce Bank / Harrisburg, N.A.	Pennsylvania

Commerce Harrisburg Capital Trust I	Commerce Harrisburg Capital Trust I	Delaware

Commerce Harrisburg Capital Trust II	Commerce Harrisburg Capital Trust II	Delaware

Commerce Harrisburg Capital Trust III	Commerce Harrisburg Capital Trust III	Delaware